Contact

www.linkedin.com/in/
hellojoereynolds (LinkedIn)
happihourdrink.com/ (Company)

Top Skills

Live Events
Leadership
Entrepreneurship

Honors-Awards

Forbes Most Promising CEOs Under
35
Ernst & Young Entrepreneur of the
Year Regional Winner
Chicago Crain's 40 Under 40
Kaneland High School Hall of Fame
ISU Outstanding Young Alumni
Award

Joe Reynolds

Co-Founder & CEO
Greater Chicago Area

Summary

Co-Founder and CEO of Happi. Happi was developed as an alcohol
alternative with a single can delivering a light buzz, much like a
single glass of wine or beer. A can of Happi has just 15-30 calories
and no hangover effect.

Previously, the founder and CEO of Red Frog Events, an award-
winning event production company named one of Forbes' "Most
Promising Companies in America", multiple appearances on the
Inc. 500, and the winner of the US Chamber of Commerce Small
Business of the Year.

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Experience

Happi
Co-Founder & CEO
May 2020 - Present (2 years 10 months)
Michigan

Red Frog Events
Founder and CEO
June 2007 - July 2019 (12 years 2 months)
Chicago, IL

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Education

Harvard Business School
LNV Executive Program · (2015)

Illinois State University
Bachelor of Science (BS), Entrepreneurial and Small Business
Operations · (1999 - 2003)